November 3, 2005

VIA EDGAR, FACSIMILE, AND REGULAR MAIL

Mr. Gregory Dundas

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Re:	The Money Tree Inc.
Registration Statement on Form S-1 (Registration No. 333-122531)
Registration Statement on Form S-1 (Registration No. 333-122533)

Dear Mr. Dundas:

Pursuant to the various SEC comment letters, as a supplement to the SEC Acceleration Request filed on November 2, 2005 pursuant to Rule 461 under the Securities Act of 1933, as amended, The Money Tree Inc. hereby acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.